                                               Filed Pursuant to Rule 424(b) (3)
                                                      Registration No. 333-38688


                           PROSPECTUS SUPPLEMENT NO. 1

                      (TO PROSPECTUS DATED OCTOBER 4, 2000)

                                  [COVAD LOGO]

                        COVAD COMMUNICATIONS GROUP, INC.

                                5,013,486 SHARES

                                  COMMON STOCK

                                 --------------

     This Prospectus Supplement No. 1 reflects an update of information contained in the Prospectus which was filed with the Securities and Exchange Commission on October 4, 2000. This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus dated October 4, 2000, and this Prospectus Supplement No. 1 is qualified by reference to the Prospectus except to the extent that the information contained in this Prospectus Supplement No. 1 supersedes the information contained in the Prospectus.

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT NO. 1 IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Selling shareholders will use this Prospectus Supplement No. 1, together with its Prospectus dated October 4, 2000 in connection with offers and sales of shares to the public.









        The date of this Prospectus Supplement No. 1 is October 18, 2000.

RECENT DEVELOPMENTS

     On October 10, 2000, we announced the promotion of Frank C. Thomas, Jr. to Executive Vice President and Chief Information Officer, a new position for us. Prior to his appointment, Thomas was our vice president, ILEC Relations.

     On October 17, 2000, we announced financial results for the third quarter ended September 30, 2000. Revenues increased 15 percent for the quarter ended September 30, 2000, to $66.7 million, from $58.2 million for the quarter ended June 30, 2000. EBITDA for the third quarter was negative $120.4 million versus negative $87.9 million for the quarter ended June 30, 2000. The net loss for the third quarter of 2000 increased to $189.9 million, from a loss of $131.5 million in the second quarter of 2000.

     In conjunction with announcing our financial results, we reported that we had added 67,000 subscribers during the quarter, an increase of 49 percent from 138,000 lines at June 30, 2000 to 205,000 lines at September 30, 2000. Homes and businesses passed increased to 47 million from 42 million at June 30, 2000, giving us the largest national DSL broadband access network in the United States. Service ready central offices increased during the third quarter to 2,000 from 1,700 at June 30, 2000.

     As part of a press release we issued on October 17, 2000, Robert E. Knowling, Jr., our President, Chief Executive Officer, and Chairman of our Board of Directors, stated that "Due to the weakness in the capital markets, nine of our channel partners have experienced financing difficulties and have slipped in their ability to stay current with their accounts receivable. To conservatively account for this, despite billing $78.1 million in revenue for the third quarter, only $66.7 million was recorded. Covad has initiated a proactive program to secure payment from these customers, but will only record those revenues on a cash basis until they have reestablished a stable payment history.

     "I have personally talked with each of these customers," said Mr. Knowling. "Several of these ISPs have been adversely impacted by the current shortage of capital for ISPs, and some of these customers are currently in the process of closing financing or in negotiations to be acquired by larger, more credit-worthy ISPs. While we believe we will collect most of these revenues, we determined it would be prudent not to recognize revenue from these slow-paying ISPs in the third quarter."

     "Covad has had to manage issues of slow payment by small ISPs before. We have a mechanism in place where, when we determine an account is non-collectible, we can roll-over the individual accounts to another ISP or potentially to our BlueStar network," continued Mr. Knowling. "Our 'gold-level' channel partners such as Earthlink, AT&T, XO (formerly, Nextlink-Concentric), Prodigy and UUNet continue to rapidly grow their bookings with us, and we expect such partners to continue to dominate the vast majority of our growth."